

March 15, 2022

Daniel Schumacher
Interim Chief Financial Officer
Proto Labs Inc
5540 Pioneer Creek Drive
Maple Plain, Minnesota 55359

> **Re: Proto Labs Inc**
> **Form 10-K for the Year Ended December 31, 2021**
> **Form 8-K furnished February 11, 2022**
> **File No. 001-35435**

Dear Mr. Schumacher:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Financial Statements
Notes to Consolidated Financial Statements
Note 5 Business Combinations, page 63

1.   We note your statement in the fifth paragraph that pro forma disclosures were not included as the "impact to the Company's results of operations not material." In this regard, we note that the purchase price of $294.1 million was material to your balance sheet. Please demonstrate why the impact to the results of operations was not material or alternatively, revise to include the information. In addition, revise to include the amounts of revenue and earnings of the acquiree in accordance with ASC 805-10-50-2.h.1.

Note 10 Inventory, page 67

2.   You disclose that inventories are stated at the lower of cost or market. Please clarify if you recognize inventory at the lower of cost or market, or lower of cost and net realizable

value, and revise your disclosures accordingly. See ASC 330-10-35-1B.

<u>Form 8-K furnished February 11, 2022</u>

<u>Exhibit 99.1, page 1</u>

3.   We note your presentation of Adjusted EBITDA margin in the second set of bullet points on page 1. We further note that in your explanation of non-GAAP measures on page 2, Adjusted EBITDA margin is not defined or disclosed, nor is the usefulness to investors, the reasons how management uses the measure, and a reconciliation to the most comparable GAAP measure. Please revise to include all information required by Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing